UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Minerals Update On First Quantum Minerals Ltd. Approach

Trading: TSX and AIM: AAA

London, 24 January 2006

On 18 January 2006, First Quantum Minerals Ltd. (“First Quantum”) announced that it will make an unsolicited share exchange offer to acquire all of the outstanding shares of Adastra Minerals Inc. (“Adastra”, the “Company”).

The initial view of the Board of Directors of Adastra (the “Board”) and its financial advisers is that this opportunistic offer significantly undervalues the Company.

In order formally to respond to First Quantum’s offer, the Board has formed a Special Committee comprising John Bentley, Etienne Denis and Bernard Vavala, three independent directors, and has retained N M Rothschild & Sons Limited as its financial adviser and the Special Committee has hired Torys LLP as its legal adviser. Adastra’s legal advisers are Stikeman Elliott LLP. The recommendation of the Board and its reasons supporting such recommendation will be mailed to shareholders and filed with securities regulators in Canada and the United States within 15 days following the time that any formal offer is made for Adastra.

Adastra notes that First Quantum approached Adastra about a potential share exchange offer in November 2005, at which time it proposed an exchange ratio of 1 First Quantum common share for every 15 Adastra common shares. The exchange ratio proposed by First Quantum in its 18 January press release (1 First Quantum common share for every 17.5 Adastra common shares) is significantly inferior to that proposed in November, which at that time the Board rejected as undervaluing the Company and its prospects.

The Board is committed to achieving maximum value for Adastra shareholders, whether through eliciting an improved offer, completing the financing and development of the Kolwezi Project, or otherwise. Shareholders are urged to take no action until the Special Committee and its advisers have had the opportunity to review any formal offer once made and the Board has made its recommendation to shareholders.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers.

Royal Bank of Scotland has been mandated to arrange the international commercial tranche of the financing for the project and the Company has received expressions of interest in lending to the project from a number of public sector financial institutions. The definitive feasibility study is expected to be completed in early March 2006. If this study is favourable, construction is expected to commence before year-end, with first production planned for the third quarter of 2008.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7355 3552

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Canaccord Adams Limited

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

January 24, 2006

Item 3.	News Release

The News Release dated January 24, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

On 18 January 2006, First Quantum Minerals Ltd. (“First Quantum”) announced that it will make an unsolicited share exchange offer to acquire all of the outstanding shares of the Company.

The initial view of the Company’s Board of Directors (the “Board”) and its financial advisers is that this opportunistic offer significantly undervalues the Company.

In order formally to respond to First Quantum’s offer, the Board has formed a Special Committee comprising John Bentley, Etienne Denis and Bernard Vavala, three independent directors, and has retained N M Rothschild & Sons Limited as its financial adviser and the Special Committee has hired Torys LLP as its legal adviser. The Company’s legal advisers are Stikeman Elliott LLP. The recommendation of the Board and its reasons supporting such recommendation will be mailed to shareholders and filed with securities regulators in Canada and the United States within 15 days following the time that any formal offer is made for the Company.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 24th day of January, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Minerals Update On First Quantum Minerals Ltd. Approach

Trading: TSX and AIM: AAA

London, 24 January 2006

On 18 January 2006, First Quantum Minerals Ltd. (“First Quantum”) announced that it will make an unsolicited share exchange offer to acquire all of the outstanding shares of Adastra Minerals Inc. (“Adastra”, the “Company”).

The initial view of the Board of Directors of Adastra (the “Board”) and its financial advisers is that this opportunistic offer significantly undervalues the Company.

In order formally to respond to First Quantum’s offer, the Board has formed a Special Committee comprising John Bentley, Etienne Denis and Bernard Vavala, three independent directors, and has retained N M Rothschild & Sons Limited as its financial adviser and the Special Committee has hired Torys LLP as its legal adviser. Adastra’s legal advisers are Stikeman Elliott LLP. The recommendation of the Board and its reasons supporting such recommendation will be mailed to shareholders and filed with securities regulators in Canada and the United States within 15 days following the time that any formal offer is made for Adastra.

Adastra notes that First Quantum approached Adastra about a potential share exchange offer in November 2005, at which time it proposed an exchange ratio of 1 First Quantum common share for every 15 Adastra common shares. The exchange ratio proposed by First Quantum in its 18 January press release (1 First Quantum common share for every 17.5 Adastra common shares) is significantly inferior to that proposed in November, which at that time the Board rejected as undervaluing the Company and its prospects.

The Board is committed to achieving maximum value for Adastra shareholders, whether through eliciting an improved offer, completing the financing and development of the Kolwezi Project, or otherwise. Shareholders are urged to take no action until the Special Committee and its advisers have had the opportunity to review any formal offer once made and the Board has made its recommendation to shareholders.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers.

Royal Bank of Scotland has been mandated to arrange the international commercial tranche of the financing for the project and the Company has received expressions of interest in lending to the project from a number of public sector financial institutions. The definitive feasibility study is expected to be completed in early March 2006. If this study is favourable, construction is expected to commence before year-end, with first production planned for the third quarter of 2008.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7355 3552

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Canaccord Adams Limited

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date January 24, 2006

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director